EXHIBIT 12.1
THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)	Nine Months Ended September 30,	Year Ended December 31,
EARNINGS	2018	2017	2016	2015	2014	2013
Pre-tax income before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$814	$884	$1,206	$592	$658	$782
Add:
Amortization of previously capitalized interest	11	13	13	12	11	10
Distributed income of equity investees	—	5	25	24	24	21
Total additions	11	18	38	36	35	31
Deduct:
Capitalized interest	12	23	26	19	24	39
Minority interest in pre-tax income of consolidated subsidiaries with no fixed charges	1	4	8	8	14	26
Total deductions	13	27	34	27	38	65

TOTAL EARNINGS	$812	$875	$1,210	$601	$655	$748

FIXED CHARGES
Interest expense	$241	$347	$391	$438	$439	$407
Debt extinguishment costs included in interest expense	—	(6)	(12)	(17)	—	—
Capitalized interest	12	23	26	19	24	39
Interest portion of rental expense (1)	78	104	100	97	114	119

TOTAL FIXED CHARGES	$331	$468	$505	$537	$577	$565

TOTAL EARNINGS BEFORE FIXED CHARGES	$1,143	$1,343	$1,715	$1,138	$1,232	$1,313

RATIO OF EARNINGS TO FIXED CHARGES	3.45	2.87	3.40	2.12	2.14	2.32
(1) Interest portion of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.